# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Korro Bio, Inc., CIK 0001703647
CUSIP: 500946108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 60 First Street, 2nd Floor, Suite 250, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 06/24/2026
Amends the filing with accession number 0001104659-23-117226
Filed by CIK 0001708269
Persons authorized to receive notices and communications: Ommer Chohan, CFO, Atlas Venture, 300 Technology Square, 8th Floor, Cambridge, Massachusetts (MA), 02139, (857) 201-2700

## Reporting persons
- Atlas Venture Fund XI, L.P. (CIK 0001708269): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 706,556; sole dispositive power 0; shared dispositive power 706,556; aggregate amount beneficially owned 706,556 (4.9% of the class)
- Atlas Venture Associates XI, L.P. (CIK 0001780068): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 706,556; sole dispositive power 0; shared dispositive power 706,556; aggregate amount beneficially owned 706,556 (4.9% of the class)
- Atlas Venture Associates XI, LLC (CIK 0001780067): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 706,556; sole dispositive power 0; shared dispositive power 706,556; aggregate amount beneficially owned 706,556 (4.9% of the class)
- Atlas Venture Opportunity Fund II, L.P. (CIK 0001885327): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 146,305; sole dispositive power 0; shared dispositive power 146,305; aggregate amount beneficially owned 146,305 (1% of the class)
- Atlas Venture Associates Opportunity II, L.P. (CIK 0001935814): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 146,305; sole dispositive power 0; shared dispositive power 146,305; aggregate amount beneficially owned 146,305 (1% of the class)
- Atlas Venture Associates Opportunity II, LLC (CIK 0001935810): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 146,305; sole dispositive power 0; shared dispositive power 146,305; aggregate amount beneficially owned 146,305 (1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Korro Bio, Inc.
Address of issuer's principal executive offices: 60 First Street, 2nd Floor, Suite 250, Cambridge, Massachusetts (MA), 02141
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed as an amendment to the statement on Schedule 13D relating to common stock, par value $0.001 per share of Korro Bio, Inc., a Delaware corporation, as filed with the Securities and Exchange Commission (the "SEC") on November 13, 2023 (the "Original Schedule 13D"). All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Atlas XI is the record owner of 706,556 shares of Common Stock. AVA XI LP is the general partner of Atlas XI and AVA XI LLC is the general partner of AVA XI LP. Each of Atlas XI, AVA XI LP and AVA XI LLC has shared voting and dispositive power over the shares held by Atlas XI. As such, each of Atlas XI, AVA XI LP and AVA XI LLC may be deemed to beneficially own the shares held by Atlas XI.

As of the date hereof, AVOF II is the record owner of 146,305 shares of Common Stock. AVAO II LP is the general partner of AVOF II and AVAO II LLC is the general partner of AVAO II LP. Each of AVOF II, AVAO II LP and AVAO II LLC has shared voting and dispositive power over the shares held by AVOF II. As such, each of AVOF II, AVAO II LP and AVAO II LLC may be deemed to beneficially own the shares held by AVOF II.

Each of the Fund XI Reporting Persons and the Opportunity Fund II Reporting Persons may be deemed to beneficially own 4.9% and 1.0%, respectively, of the Issuer's outstanding Common Stock, which percentages are calculated based upon 14,422,571 shares of Common Stock outstanding as of May 4, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 7, 2026.

Collectively, the Reporting Persons beneficially own an aggregate of 852,861 shares of Common Stock, which represents an estimated 5.9% of the Issuer's outstanding Common Stock. The Fund XI Reporting Persons and the Opportunity Fund II Reporting Persons are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Atlas XI, AVA XI LP and AVA XI LLC has shared voting and dispositive power over 706,556 shares held by Atlas XI.

Each of AVOF II, AVAO II LP and AVAO II LLC has shared voting and dispositive power over 146,305 shares held by AVOF II.
Transactions in the class effected during the past sixty days: The transactions in the common stock by the Reporting Persons subsequent to the date that is sixty days prior to the date of the triggering of this filing are set forth in Exhibit 99.2 and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13D, filed with the SEC on November 13, 2023).
99.2 Transactions in Common Stock During the Past Sixty Days

## Signatures
- Atlas Venture Fund XI, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates XI, L.P., its general partner, By: Atlas Venture Associates XI, LLC, its general partner, By: Ommer Chohan, CFO (08/04/2026)
- Atlas Venture Associates XI, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates XI, LLC, its general partner, By: Ommer Chohan, CFO (08/04/2026)
- Atlas Venture Associates XI, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (08/04/2026)
- Atlas Venture Opportunity Fund II, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity II, L.P., its GP, By: Atlas Venture Associates Opportunity II, LLC, its GP, By: Ommer Chohan, CFO (08/04/2026)
- Atlas Venture Associates Opportunity II, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity II, LLC, its GP, By: Ommer Chohan, CFO (08/04/2026)
- Atlas Venture Associates Opportunity II, LLC: /s/ Ommer Chohan, By: Ommer Chohan, CFO (08/04/2026)